Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

January 4, 2010

Item 3.	News Release

The Company’s news release dated January 4, 2010, was disseminated by Marketwire, Incorporated on January 4, 2010.

Item 4.	Summary of Material Change

The Company reports an average of 81.47% gold recovery from column leach testing of ‘low grade’ oxide material from its 100% owned Molejon Gold Project.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Joao Manuel, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated January 4, 2010

PETAQUILLA MINERALS LTD.

Per:	/s/ Joao Manuel
Joao Manuel

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Column Leach Testing Shows an Average of 81.47% Gold Recovery

Vancouver, BC – January 4, 2010: Petaquilla Minerals Ltd (the “Company”) is pleased to report an average of 81.47% gold recovery from column leach testing of ‘low grade’ oxide material from its 100% owned Molejon Gold Project located within the Petaquilla Mineral District in Central Panama.

The Company conducted a total of nine column tests on composite samples collected from drill core within various mineralized zones of the Molejon Gold Deposit. Four column tests were conducted on the low grade oxide material and five column tests were conducted on the low grade sulphide material. The definition of ‘low grade material’ for the purpose of this metallurgical work was between 0.2 g/t Au to 1.0g/t Au.

The drill core was crushed to 80% passing 9.5mm (3/8inch).

This metallurgical testing was completed by METCON Research at their laboratory facilities in Tucson, Arizona. METCON Research is an affiliated company of KD Engineering.

Summary of results from the Oxide Composite Samples:

(1)	Crush size of 80% passing 9.5mm achieved average gold and silver extractions of 81.47 and 31.78 percent respectively.

(2)	Gold extraction ranged from 96.47 percent in the QZBX (quartz breccia) composite to 73.06 percent in the 50%Andesite/50% QZBX composite.

(3)	Silver extraction ranged from 19.82 percent in the QZBX composite to 59.79 percent in the 41.38 percent in the FSPO (Feldspar Porphyry) composite.

(4)	Sodium Cyanide (NACN) consumption ranged from 0.40 kg/t in the 50%Andesite/50% QZBX composite TO 0.72 kg/t in the QZBX composite.

(5)	Calcium Oxide (CaO) consumption ranged from 1.93 kg/t in the QZBX composite to 4.01kg/t in the Andesite composite.

The Company’s objective with this metallurgical test work is to add value to the low grade gold resource within the Molejon Gold Deposit.

Joao C. Manuel, President and Chief Executive Officer of Petaquilla Minerals Ltd. states, “These early encouraging results have confirmed our in-house opinion of the value of the low grade gold resource. At current market conditions this low grade resource would not be economic to process through our standard Mill\CIP Plant. For this reason we have been systematically evaluating the heap leach option with independent industry experts in order to identify a cost effective treatment process”.

Following these positive results, the Company has now advanced to Phase 2 of the metallurgical testing program. This will consist of on-site large diameter column leach tests evaluating gold recoveries of the four oxide ore types in addition with various heap leach parameters including crush size, leach solution concentration and flow rates. This work will be supervised by METCON Research working in conjunction with Company’s mine site personnel. A National Instrument 43-101 report will be produced upon completion of this work.

Joseph Keane, P. Eng., former President and Principal Metallurgical Engineer of KD Engineering of Tucson, Arizona, is an independent Qualified Person as defined by National Instrument 43-101. Mr. Keane supervised the metallurgical testing and verified the relevant data and technical information contained in this news release to support disclosure.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The plant utilizes three ball mills and a carbon-in-pulp processing facility. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometer concession lands, a region known historically for its gold content

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll-free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.